

Benjamin Sawyer
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14th Floor
New York, NY 10005

February 8, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of LEO HOLDINGS CORP., under the Exchange Act of 1934.

- Units, each consisting of one Class A ordinary share, $0.0001 par value, and one-third of one redeemable warrant

- Class A ordinary shares included as part of the units

- Warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

Sincerely,

Ben Sawyer